
07002164


SEC RECEIVED
FEB 23 2007
186
WASH. D.C.
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response...	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-49741

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

American Landmark Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

433 E. Las Colinas Blvd., Suite 805
(No. and Street)

Irving	Texas	75039
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward E. Bartholomae ______________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Landmark Securities, Inc. ______________________, as of December 31 __________, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



Signature

President

Title



Notary Public


LAJOICE MCNAIR
My Commission Expires
July 30, 2010

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AMERICAN LANDMARK SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED

DECEMBER 31, 2006

AMERICAN LANDMARK SECURITIES, INC.

CONTENTS



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
American Landmark Securities, Inc.

We have audited the accompanying statement of financial condition of American Landmark Securities, Inc., as of December 31, 2006, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Landmark Securities, Inc., as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 17, 2007

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA, TSCPA, EBPAQC
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL, REGISTERED WITH THE PCAOB

AMERICAN LANDMARK SECURITIES, INC.
Statement of Financial Condition
December 31, 2006

ASSETS

Cash	$ 78,383
Advances	88,198
Other assets	1,726
Account receivable	329
	$ 168,636

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued expenses and other liabilities	$ 4,208
State income taxes payable	9,048
	13,256
Stockholder's equity:	
Common stock, 50,000 shares authorized, $1 par value, 3,750 shares issued and outstanding	3,750
Additional paid-in capital	140,380
Retained earnings	11,250
Total stockholder's equity	155,380
	$ 168,636

The accompanying notes are an integral part of these financial statements.

AMERICAN LANDMARK SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2006

Revenues	
Concession income	$ 506,966
Reimbursement income	1,676,382
Interest income	67
Other income	32
	2,183,447
Expenses	
Compensation and benefits	1,139,782
Commissions	376,639
Communications	134,304
Occupancy and equipment costs	193,054
Promotional costs	54
Regulatory fees and expenses	45,312
Other expenses	96,594
	1,985,739
Income before income taxes	197,708
Provision for state income taxes	(9,675)
Net income	$ 188,033

The accompanying notes are an integral part of these financial statements.

AMERICAN LANDMARK SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2006

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2005	3,750	$ 3,750	$ 140,380	$ (78,295)	$ 65,835
Net income				188,033	188,033
Capital distributions				(98,488)	(98,488)
Balances at December 31, 2006	3,750	$ 3,750	$ 140,380	$ 11,250	$155,380

The accompanying notes are an integral part of these financial statements.

AMERICAN LANDMARK SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2006

Balance at December 31, 2005	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2006	$	-0-

The accompanying notes are an integral part of these financial statements.

AMERICAN LANDMARK SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities:	
Net income	$ 188,033
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Changes in assets and liabilities:	
Increase in advances	(50,246)
Increase in other assets	(1,569)
Increase in accounts receivable	(329)
Increase in accrued expenses and other liabilities	2,850
Increase in state income taxes payable	2,901
Net cash provided (used) by operating activities	141,640
Cash flows from investing activities:	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities:	
Capital distributions	(98,488)
Net cash provided (used) by financing activities	(98,488)
Net increase in cash	43,152
Cash at beginning of year	35,231
Cash at end of year	$ 78,383

Supplemental Disclosures

Cash paid for:	
Income taxes	$ 9,675
Interest	$ -0-

The accompanying notes are an integral part of these financial statements.

AMERICAN LANDMARK SECURITIES, INC.
Notes to Financial Statements
December 31, 2006

Note 1 - Summary of Significant Accounting Policies

American Landmark Securities, Inc. (the "Company") is a direct participation broker-dealer in securities registered with the Securities and Exchange Commission under ("SEC") Rule 15c3-3(k)(2)(i). The Company is a member of the National Association of Securities Dealers ("NASD"). Substantially, all the Company's concession income or $506,966 is generated through the sale of oil and gas development programs for Prodigy Oil and Gas, Inc. ("affiliate"). The Company's customers are located throughout the United States.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2006, the Company had net capital of approximately $65,127 and net capital requirements of $5,000. Company's ratio of aggregate indebtedness to net capital was .20 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to stockholders can be made under a capital distribution policy approved by the Company's board of directors. Periodic distributions approved by the board of directors are made to enable stockholders to pay federal income taxes on company profits, among other purposes.

Note 3 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

AMERICAN LANDMARK SECURITIES, INC.
Notes to Financial Statements
December 31, 2006

Note 4 - Federal Income Taxes

The Corporation files as an "S" corporation for Federal income tax purposes. The Corporation's net income is taxed at the stockholder level rather than at the corporate level for Federal income tax purposes, and thus, no provision for Federal income taxes has been made in the accompanying financial statements.

Note 5 - Related Party Transactions/Economic Dependency

The Company is provided office space, office facilities and administrative help at no cost from the affiliate. The Company has a reimbursement agreement with the affiliate in which the Company receives reimbursements for certain out of pocket costs. The Company received $1,676,382 of such reimbursements during 2006.

The Company is economically dependent on its affiliate.

Note 6 - Concentration

At various times throughout the year, the Company had cash balances in excess of federally insured limits.

Commitments and Contingencies

The Company together with others has been named as a defendant in a lawsuit and arbitration proceeding incidental to its securities business. Management intends to present a vigorous defense.

The ultimate outcome of these proceedings cannot presently be determined. Accordingly, no provision for any liability related to these matters has been made in these financial statements.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2006

Schedule I

AMERICAN LANDMARK SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2006

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 155,380
Add:		
Other deductions or allowable credits		
Total capital and allowable subordinated liabilities		155,380
Deductions and/or charges –		
Non-allowable assets:		
Advances	$ 88,198	
Other assets	1,726	
Account receivable	329	(90,253)
Net capital before haircuts on securities positions		65,127
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		-0-
Net capital		$ 65,127

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accrued expenses and other liabilities	$ 4,208
State income taxes payable	9,048
Total aggregate indebtedness	$ 13,256

Schedule I (continued)

AMERICAN LANDMARK SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2006

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 884
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 60,127
Excess net capital at 1000%	$ 63,801
Ratio: Aggregate indebtedness to net capital	.20 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

AMERICAN LANDMARK SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2006

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Company is a direct participation broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended

December 31, 2006



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
American Landmark Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of American Landmark Securities, Inc., (the "Company"), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA, TSCPA, EBPAQC
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL, REGISTERED WITH THE PCAOB

to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 17, 2007

END